31 MARCH 2020 TRADING UPDATE

Amsterdam (31 March 2020) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces a trading update in light of developments relating to the COVID-19 pandemic. KEY POINTS • The COVID-19 pandemic is increasing dependency on and demand for essential communications, connectivity and digital services across a number of markets • VEON Group’s financial position to date remains strong and is supported by ample liquidity and a solid balance sheet • VEON network and services across all markets is operating normally and business continuity plans are in place • VEON is supporting customers and communities with a variety of health information resources and assistance measures • VEON completed the transfer of Mobilink Bank from GTH to VEON Microfinance Holdings KAAN TERZIOGLU AND SERGI HERRERO, JOINT CHIEF EXECUTIVE OFFICERS, COMMENT: “At this time of global uncertainty, VEON recognises the concerns that the COVID-19 pandemic undoubtedly raises for our customers and our investors. At VEON, our first priority is the health and safety of our employees, our 212 million customers and the wider communities we serve. As a leading provider of essential communications, we see VEON as an important part of the solution to the challenges this pandemic presents as communities adapt to new ways of interacting and accessing the resources they need during this period of upheaval. COVID-19 is redefining the role of our industry in the global fight against this virus. Telecommunications is naturally being treated as an essential service and its workers often exempted from lockdowns as governments respond to the pandemic. For millions of home workers around the world, telecommunications now forms an essential platform for their livelihood. Our customers are adapting fast to remote working and we expect this trend to continue even after the current crisis passes. Similarly, the growing home use of digital education and entertainment services resulting from containment measures is a behavioural change we expect will outlive the current pandemic. We acknowledge the questions that COVID-19 will naturally raise for our investors and other stakeholders and we would like to reassure you that our business possesses the capital strength and financial flexibility to operate normally during these uncertain times. Our networks and services remain fully functional and arrangements are in place to ensure business continuity throughout our ten markets. Our achievements in streamlining the Group over the past 18 months have ensured that our financial foundations are strong, with lower balance sheet gearing and ample liquidity with which to weather this present storm. COVID-19 is an unprecedented challenge facing the communities we serve, but through our networks and services VEON stands ready to assist with essential information, dependable communication networks and access to a wealth of resources for the benefit of all. On behalf of everyone at VEON, we would like to acknowledge and thank all of those who are working on the front line of this crisis to protect us all.” 2

STRONG FINANCIAL POSITION

VEON Group leverage is beneath our stated tolerance levels, as we have made significant steps over the last few years to reduce our indebtedness. At year-end 2019, our reported Net debt/EBITDA ratio was 2.0x (post-IFRS 16), on gross debt of approximately USD 7.5 billion. This reflects our goal to keep Group leverage around 2.4x (post-IFRS 16). We believe the currency mix of our debt has also improved markedly over the past 18 months.

In 1Q 2020, we have proactively addressed certain of our short-term maturities, by tapping the 2025 bonds issued in 2019 and using the additional proceeds to early repay GTH Finance bonds originally due in April 2020 and by completing an amending and restating our Alfa Bank facility which pushed out the upcoming amortizations under this loan.
As a consequence:

- At year-end the portion of Group debt denominated in US Dollar was 46%, with ruble denominated debt at 47% (after considering forex derivatives)
- At year-end we had access to USD 3.2 billion in either cash or undrawn credit facilities
- In 1Q20 we tapped our 2025 bond with a further USD 300 million at an effective yield of 3.2%
- In 1Q20 we increased the size of a ruble denominated loan with Alfa Bank from RUB 17.5 billion to RUB 30.0 billion and extended the maturity to 2025

COVID19 OPERATIONAL RESPONSE

At VEON, our first priority is the health and safety of our employees, our 212 million customers and the wider communities we serve. Our offices in Amsterdam, London and Luxembourg have been closed from Friday 13 March with employees now working from home. Appropriate support has been provided to key employees, with enhanced video conferencing, data packages and other IT equipment supplied to ensure business continuity. Work-from-home arrangements have also been introduced for the majority of office-based employees across our operations including key network, technology and call centre staff.

Our teams are working around the clock to respond to the surge in demand for our services that COVID-19 has triggered. Building on the strength of our networks, we are taking additional steps to help our customers, including offering additional data and minutes, enabling free access to our content services and waiving late fees.

For the many customers who are required to work from home, we are extending our B2B customer support to provide assistance in cloud, critical process management, IoT support and our full security suite in order to equip our customers with the resources they require.

VEON and its operating companies stand ready to help with a variety of public health resources designed to assist our customers during this difficult time. Across our markets calls to COVID-19 health helplines and access to COVID-19 related public service websites have been zero-rated. Our networks are operating SMS information services carrying the latest health recommendations and details of local health hotlines, and our self-care apps are being repurposed for COVID-19 to help customers access health advice websites, hotlines and other related media. We will continue to enhance our service offering to support our customers as their needs require.

Extending our focus on digital ventures businesses, we are providing more "zero rated" services than ever on our television and messaging services, allowing our customers to enjoy more personal communication, education and entertainment at no further cost to their subscriptions. We are actively engaged in providing more quality video products and services, both from local and international providers, to enhance our customers' daily experiences.

KEY COVID-19 ACTIONS ACROSS MARKETS

	Russia	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh	Algeria	Georgia	Armenia	Kyrgyzstan
Free access to emergency health care and foreign affairs hot lines and websites	•	•	•	•	•	•	•	•	•	•
Increased or free roaming data and voice for stranded citizen	•	•	•	•	•		•	•	•	•
Free or discounted access to educational platforms or resources on mobile	•	•	•	•	•	•			•	
More flexible payment terms for affected customers	•	•	•	•		•		•	•	
B2B customer support for home working	•	•	•		•			•	•	•
Free Beeline TV access for all those who are quarantined	•			•	•				•	
Healthcare awareness (through apps, sms, social media, hotline etc.)	•	•	•	•	•	•	•	•	•	•
Content services free for new & discounted for existing customers	•	•	•		•	•			•	•
Subsidised data and calls for front line companies				•	•	•			•	
Self care apps re-purposed for COVID-19	•	•	•		•	•		•	•	•

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RUSSIA Our Beeline Russia team remains focused on improving the customer experience and stabilising our operating performance as we work towards executing on the business turnaround anticipated towards the latter part of 2020. Although still negative on a year-on-year basis, service revenue for 1Q20 is expected to show similar underlying YoY growth trends compared to those reported in 4Q19. While we have seen a bigger than anticipated decline in roaming revenues, this can be attributed to travel restrictions necessitated by the COVID-19 pandemic. EBITDA margins are expected to come under some pressure in the short term, particularly with the acceleration of our network rollout and increased usage by our customers in recent weeks. The recent weakness in the ruble is not expected to have a significant impact on EBITDA margins given that most of our operating costs are denominated in local currency. Network investments continued during 1Q20 and based on the latest Federal Service for Supervision of Communications, Information Technology and Mass Media statistics we moved to 3rd place from 4th in terms of general number of base stations as a consequence of our active deployment. In Moscow, 4G population coverage has reached 99.4% during 1Q20 alongside the start of 5G-ready deployment. More than 200 additional stores have been closed through 1Q20, bringing the total of stores closed in the last 9 months to 418, in line with our ambition to enhance retail efficiency through the closure of approximately 600 stores and to place a greater emphasis on online retail distribution during the course of 2019 and 2020. Expanding on our digital ventures, we are accelerating the variety of digital services we offer and have released specific products, such as COVID-19 Insurance offered 100% through digital channels (with over 500 policies issued in the first 12 hours of launch). Further strengthening our partnership with leading financial services players in Russia, we now offer with Alfa Bank pre-approved co-branded credit cards to the public and have launched commercially a data monetization stream, including advanced credit scoring capabilities. Lastly, we have provided free access to key government and "socially-essential" sites through the launch of our Cub! application. We believe those adjacent digital businesses to be supportive for our growth in Russia and beyond. With our teams working from home in respect of social distancing measures, 90% of our employees are actively leveraging our Beeline developed platform called BeeFree. We are helping other B2B customers adapt to the changing environment through this service. As of 30 March, 972 of Beeline own stores and 572 of our franchise stores have been closed due to quarantine measures and we are closely following government advice with respect to those stores that remain open. UKRAINE Our business in Ukraine continues to benefit from the strong momentum evident during 2019, with particularly strong performance in data revenues. 4G subscriber base penetration has increased to 28%, with total 4G customers now around 6.8 million, representing a significant YoY increase of 90% following 4G adoption in Ukraine. We would however expect the rate of growth in 4G penetration to slow in the coming quarters with the closure of a number of smartphone stores. There has been a noticeable increase in social media use on devices following the introduction of quarantine measure across the country. As of 30 March, 177 of our 483 monobrand stores have been closed due to quarantine measures. The recent trend in EBITDA is stable as we continue with initiatives to further monetise our 4G network through new customer offers. We are working actively to ensure business continuity and uninterrupted service for our customers, as well as on mitigation measures due to the COVID-19 outbreak. 4

PAKISTAN Pakistan continues to see good underlying operating trends with particularly strong growth in data revenues supported by an almost doubling YoY in the number of 4G subscribers. 4G penetration continues to grow but remains low highlighting the opportunity for meaningful growth in data revenue over the medium term. 1Q20 reported revenues and EBITDA will be negatively affected by the impact of Suo-Moto1, which are expected to start normalising from 1 May 2020 onwards. We have already added close to 0.7 million monthly active users to our wallet proposition on JazzCash and expect to see approximately 50% YoY increase in mobile wallets. This comes hand-in-hand with stronger engagement of our wallet user through the launch of key remittance services for freelance workers, linking of bank cards as a funding mechanism and the overall enrichment of our growing USSD and App propositions with much more to come. With quarantine measures in place, which will likely adversely impact overall wallet growth, we have already seen a strong increase of top ups and bundle purchases through JazzCash. Our self-care app Jazz World is expected to reach 5.0 million monthly active users by the end of 1Q20, a 10-fold increase over the prior year period. Our M-Health and Jazz TV services are also seeing encouraging momentum. As of 30 March, approximately 180 shops (monobrand and franchise) have been closed due to quarantine measures and we expect a small delay on handset deliveries from China. The first few days of lock-down have negatively impacted daily recharge. EBITDA margins will be impacted by the increased investment in Digital Financial Services. 1 In June 2018’s, Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto” order). On 3 July 2019, the Supreme Court issued its Judgement dated 10th May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the Judgement by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and on 3 January 2020 provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA’s response OUTLOOK As we look ahead to the balance of the year, the outlook for both business and economies around the world remains highly uncertain. For VEON, this may result in short-term supply chain disruptions, closure of retail outlets and other factors. However, the current challenges the world is facing have highlighted the importance of communications in supporting economic and social activity. Operationally, while certain areas of the business such as roaming will decline, other areas of traditional communication will be boosted. Moreover, as always at the time of crisis, new opportunities arise for our businesses and as an agile and well-capitalized company VEON is in a strong position to pursue them. Governments around the world, now more than ever, appreciate the importance of telecommunications. While we will do our utmost to ensure business continuity, we expect governments and regulators to support operators maintain these vital services at this crucial time. We expect that our next update relating to the ongoing COVID-19 pandemic will be on 7 May 2020 at the time of our Q1 2020 earnings release. 5

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; VEON’s assessment of the impact of the COVID-19 pandemic on its operations and financial condition; anticipated performance and guidance for 2020, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic that negatively affect VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of the COVID-19 outbreak; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, net debt, equity free cash flow (excluding licenses), organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to our Q4 earnings release delivered on February 14, 2020. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. 6

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com 7